

September 2, 2022

Luca Zaramella
Chief Financial Officer
Mondelez International, Inc.
905 West Fulton Market, Suite 200
Chicago, IL 60607

>   **Re: Mondelez International, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 6, 2022**
>   **File No. 001-16483**

Dear Mr. Zaramella:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 6, 2022

General

1.   Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address how the experience of your Lead Director is brought to bear in connection with your board's role in risk oversight.

2.   Please expand upon the role that your Lead Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Director may:

   • represent the board in communications with stakeholders other than "major shareholders," as well as any threshold to qualify as such; or
   • require board consideration of, and/or override your CEO on, any risk matters.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- how the board interacts with management to address existing risks and identify significant emerging risks;
- to whom your Chief Compliance Officer reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at (202) 551-3783 or Barbara Jacobs at (202) 551-3735 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program